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  N E W S   R E L E A S E
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INVESTOR CONTACTS:

Larry James                     Suresh Kumar
(1) 408.941.1110                (65) 360.4060
jamesl@charteredsemi.com        sureshk@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                 Chartered Singapore:
Tiffany Sparks                  Maggie Tan
(1) 408.941.1185                (65) 360.4705
tiffanys@charteredsemi.com      tanmaggie@charteredsemi.com


              CHARTERED IMPROVES FIRST QUARTER REVENUE AND EARNINGS
                                     OUTLOOK

SINGAPORE -- MARCH 1, 2002 -- Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) improved its first-quarter revenue and earnings guidance, which was originally provided on January 29, 2002.

Chartered's current assessment is that both revenues and earnings will be at the high end of the previously provided guidance range. Revenues are now expected to be up mid-single digits from fourth quarter 2001. This compares to prior guidance of "flat to up mid-single digits." Loss per American Depositary Share
(ADS) is now expected to be approximately $0.98, compared to prior guidance of a $0.98 to $1.00 loss. Average Selling Price (ASP), previously expected to be "down mid-single digits" from prior quarter, is now expected to be flat to down a few percentage points. Utilization is still expected to be in the mid-to-high-20s.

"We are encouraged by the trends in our business this quarter and by the continuing signs of improved confidence we are seeing within our customer base," said Chia Song Hwee, senior vice president, CFO & CAO of Chartered. "While modest, the improvement in our guidance does tend to substantiate our expectation that the industry is in the early stages of recovery and that Chartered's revenue growth should gain momentum as we move through the year."

Chartered plans to release its first-quarter 2002 earnings on Friday, April 19, 2002, Singapore time, before the Singapore market opens.
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Chartered's original guidance for first quarter 2002 was published in the company's fourth-quarter 2001 earnings release which can be found at http://www.charteredsemi.com/investor/index_financial.htm.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer applications. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term outlook for the year 2002 including projected revenues, loss per American Depositary Share, average selling price, utilization, and our expectation of the market recovery reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; availability of materials, equipment, manpower and timely regulatory approvals; commitments to purchase certain equipment based on a particular technology mix; availability of financings and terms thereof; changes in interest rates and continued success in our business strategies and technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.